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                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                              Subject Company: Viant Corporation
                                                     Commission File No. 0-26303


         On April 8, 2002, Viant Corporation prepared the following document to answer additional questions that may be asked by Viant investors related to the planned merger between Viant and a wholly owned subsidiary of divine, inc.:


             SUPPLEMENTAL INVESTOR Q&A FOR DIVINE/VIANT TRANSACTION

Q:
         WHAT ARE DIVINE AND VIANT PROPOSING?

A:
         divine proposes to acquire all of the outstanding shares of Viant common stock, together with the associated rights to purchase Series A Participating Preferred Stock of Viant issued pursuant to the Preferred Stock Rights Agreement, dated as of March 27, 2001, between Viant and Fleet National Bank. References to the Viant common stock in this document are to the common stock and such rights together. divine has entered into a merger agreement with Viant pursuant to which, following the satisfaction or waiver of all of the conditions to the closing of the merger, including the approval of the stockholders of each of divine and Viant and the receipt of all required regulatory approvals, a wholly owned subsidiary of divine will merge with and into Viant. As a result of the merger, Viant will become a wholly owned subsidiary of divine.

Q:
         WHAT WOULD I RECEIVE FOR MY VIANT SHARES?

A:
         Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Viant common stock in exchange for approximately 200 million shares of divine Class A common stock. Each share of Viant common stock will be exchanged for 3.977 shares of divine Class A common stock. In addition, immediately prior to the closing of the merger Viant will distribute an aggregate of $24 million in cash to its stockholders through a dividend. Based upon divine's closing price on April 4, 2002 the transaction would have an aggregate value of approximately $120 million, including the $24 million dividend to be paid to Viant stockholders of record immediately prior to the closing.

Q:
         WILL THE $24 MILLION DIVIDEND BE PAID IF THE MERGER DOES NOT CLOSE?

A:
         No. The $24 million dividend will be paid after the satisfaction or waiver of all of the conditions to the closing of the merger, including the approval of the stockholders of each of divine and Viant and the receipt of all required regulatory approvals, and prior to the closing of the merger. Accordingly, if the closing conditions to the merger are not satisfied the dividend will not be paid.


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Q:
         WHO WILL THE $24 MILLION DIVIDEND BE PAID TO?

A:
         The $24 million dividend will be paid to Viant stockholders of record immediately prior to the closing of the merger. Accordingly, a Viant stockholder who sells its shares prior to the closing of the merger will not receive the dividend.

Q:
         HOW MUCH WILL EACH VIANT STOCKHOLDER RECEIVE THROUGH THE $24 MILLION DIVIDEND.

A:
         The $24 million dividend will be paid on a pro rata basis on all of the shares of Viant common stock issued and outstanding on the record date for the dividend. Based on the 48,997,092 shares of Viant common stock issued and outstanding on March 27, 2002, each share of Viant common stock would receive approximately $0.49 in respect of the dividend. However, the number of issued and outstanding shares of Viant common stock is likely to increase between now and the closing of the merger as a result of the exercise of stock options and purchases under Viant's employee stock purchase plan. An increase in the number of issued and outstanding shares of Viant common stock will cause the per share amount of the dividend to be proportionately reduced.

Q:
         IS THE RECORD DATE FOR THE $24 MILLION DIVIDEND THE SAME AS THE RECORD DATE FOR VOTING ON THE MERGER?

A:
         No. The record date for voting on the merger will be determined after the Securities and Exchange Commission has completed its review of the joint proxy statement/prospectus to be mailed to the stockholders of divine and Viant in connection with the merger. Pursuant to Viant's certificate of incorporation and bylaws, the record date for voting on the merger will be not less than 10 nor more than 60 days prior to the special meeting of stockholders to vote on the merger. The record date to receive the $24 million dividend will be immediately prior to the closing of the merger. Accordingly, a Viant stockholder as of the record date for voting on the merger who subsequently sells its shares of Viant common stock prior to the closing of the merger will be entitled to vote on the merger but will not receive its pro rata share of the dividend.

Q:
         WILL THE COVENANT IN THE MERGER AGREEMENT THAT REQUIRES VIANT TO MAINTAIN $98 MILLION IN CASH AND CASH EQUIVALENTS PREVENT OR RESTRICT VIANT FROM DECLARING AND PAYING THE $24 MILLION CASH DIVIDEND PRIOR TO CLOSING?

A:
         No. The merger agreement expressly permits Viant to declare and pay the $24 million cash dividend prior to closing of the transaction, and Viant's ability to declare and pay this cash dividend prior to closing will not be prevented or restricted by the covenant in the merger agreement that requires Viant to maintain $98 million in cash and cash equivalents.

Q:
         WHERE CAN I GET MORE INFORMATION ON THE MERGER AND THE $24 MILLION DIVIDEND?

A:
         divine intends to file a registration statement on Form S-4 in connection with the proposed transaction, and divine and Viant intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the proposed transaction. Investors are urged to read the joint proxy statement/prospectus for the merger when it is available, and any other relevant documents filed with the SEC, because they will contain important information about divine, Viant and the proposed transaction. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain


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         these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this document.


                                 **************

ADDITIONAL INFORMATION

DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND DIVINE AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this document.

divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and divine's proxy statement/prospectus, which was filed with the SEC on September 17, 2001. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of divine and Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included and/or incorporated by reference in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from divine or Viant by making your request to the respective contacts listed at the beginning of this document.

IMPORTANT NOTICE

The statements contained in this document that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of risks, uncertainties and other factors that could cause divine's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner


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relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, divine undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this document.